ICAHN CAPITAL L.P.
                          767 FIFTH AVENUE, 47TH FLOOR
                            NEW YORK, NEW YORK 10153


ANDREW LANGHAM , ASSISTANT GENERAL COUNSEL           DIRECT DIAL: (212)702-4382
                                                     EMAIL:  ALANGHAM@SFIRE.COM

                               December 16, 2011

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
One Station Place - 100 F Street, N.E.
Washington D.C. 20549-3628
Attention: Mr. David L. Orlic, Special Counsel

     RE: ICAHN CAPITAL LP ET AL. - PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A, FILE NO. 001-04304 AND DEFINITIVE ADDITIONAL PROXY SOLICITING MATERIALS, FILE NO. 001-04304

Dear  Mr.  Orlic:

     Set forth below, on behalf of Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of the Cayman Islands, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, and Carl C. Icahn, an individual (collectively, the "Icahn Entities"), are responses to the comments contained in the letter (the "Comment Letter") from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") received by Andrew Langham, Assistant General Counsel to Icahn Enterprises L.P. and certain affiliates, via email on December 15, 2011, relating to the Preliminary Proxy Statement on Schedule 14A, filed by the Icahn Entities with the SEC on December 13, 2011 (the "Amended Preliminary Proxy Statement") and the Definitive Additional Proxy Soliciting Materials, filed by the Icahn Entities with the SEC on November 28, 2011 and December 2, 2011.

     This letter and Amendment No. 2 to the Preliminary Proxy Statement (the "Preliminary Proxy Statement") are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via federal express a hard copy of this letter, along with two courtesy copies of the Preliminary Proxy Statement marked to indicate changes from the Amended Preliminary Proxy Statement.

     For the convenience of the Staff, each of the Staff's comments is reproduced and is followed by the corresponding response of the Icahn Entities.

     Revised Preliminary Proxy Statement on Schedule 14A

Background of the Solicitation

1. Please disclose the value of the shares on July 27, 2011, the day before the Icahn parties filed their initial Schedule 13D in which they stated that the shares were "undervalued at current levels."

     In response to the Staff's comments the Icahn Entities have revised the disclosure in the Preliminary Proxy Statement to disclose or incorporate the information requested by the Staff.

About the Offer

2. Your Offer to Purchase states that IEP Metals Sub LLC is a co-bidder with Icahn Enterprises Holdings L.P., while your proxy statement states that the co-bidder is Icahn Holdings LP. Please clarify your disclosure on this point.

     In response to the Staff's comments the Icahn Entities have revised the disclosure in the Preliminary Proxy Statement to disclose or incorporate the information requested by the Staff.

3. We understand that Mr. Icahn may have stated in a televised interview that "once we win those three seats on the proxy fight, then if the board stands up before that, even if we have a large tenderwith the three seats, I don't think it will take much to at least turn two board members into becoming good corporate citizens" The implication appears to be that you expect your nominees, if elected, to move to cause the company to redeem the rights and further your acquisition proposal. Accordingly, please revise your disclosure in this section as appropriate, or advise.

     The Icahn Entities respectfully advise the Staff that the Icahn Entities are of the view that a responsible Board member presented with a tender offer to acquire all shares (particularly when coupled with a merger proposal so that there would be no outstanding public stub), in cash at a substantial premium to market should, as a fiduciary, allow shareholders to decide if they wish to accept such an offer. As you note, we would expect our nominees to act in accordance with their fiduciary duties. We have not discussed the matter referred to in the quotation included in Comment No. 3 with our nominees and do not believe additional disclosure is necessary.

Definitive Additional Proxy Soliciting Materials filed November 28, 2011

4. We note your response to prior comment 7, regarding you statement that "the Company squandered $2 billion of capital on ill-conceived acquisitions and "growth" projects, many of which generated negative EBITDA through the period." In your response, you appear to equate acquisitions and "growth" projects with capital expenditures and acquisitions. However, we understand that capital expenditures can include, for example, maintenance projects. Please ensure that in future filings you make all relevant distinctions in this regard, and refrain from the global application of terms such as "squandered" and "ill-conceived" to the extent that there is no factual foundation.

     The Icahn Entities respectfully advise the Staff that in future soliciting materials, the Icahn Entities will distinguish among the terms discussed in Comment No. 4 and will distinguish maintenance capital expenditure from other capital expenditure projects. In addition, the Icahn Entities will refrain from the global application of terms as set forth in Comment No. 4.

Definitive Additional Soliciting Materials filed December 2, 2011

5. We note your response to prior comment 8, regarding your statement that the board of directors allowed shareholders to trade heavy volumes without responding to your offer prior to 5 business days. Please advise how you determined that this was "completely irresponsible," with reference to the fiduciary duties of a board of directors to respond to acquisition proposals in the face of heavy trading of company shares.

     The Icahn Entities respectfully advise the Staff that the Icahn Entities believe that, given the circumstances, the Board had a responsibility to respond quickly. Indeed, following our letter (which was released less than one hour prior to the close of markets on Friday December 2), the Board did respond before the open of the market on Monday December 5. Although given the contents of the letter and market conditions, the Icahn Entities do not believe that the phrase "completely irresponsible" was improper when read in the full context, the IcahnEntities will be attentive in using terms such as "completely irresponsible" in the future.

     If you have any questions regarding this filing, please contact the undersigned at (212) 702-4382 or Keith Schaitkin, General Counsel, at (212) 702-4380.


                               Very truly yours,




                                 Andrew Langham